Exhibit 99.1

FST Corp.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	6,802,368	5,098,420
Restricted cash	228,321	203,779
Short-term investment	62,988	60,994
Accounts receivable, net	6,222,360	5,294,088
Current tax assets	160,138	98,471
Inventories	13,573,084	14,530,841
Amounts due from related parties	76,449	61,370
Prepaid expenses and other current assets	2,201,626	1,307,040
Total current Assets	29,327,334	26,655,003

Non-current assets
Property, plant and equipment	21,009,545	19,521,672
Intangible assets	5,033,762	5,138,437
Long-term investment	482,411	344,876
Right-of-use assets	4,706,016	5,421,236
Deferred income tax assets	1,372,365	492,221
Prepayment and other non-current assets	1,188,195	1,007,586
Total non-current assets	33,792,294	31,926,028

Total assets	63,119,628	58,581,031

LIABILITIES
Current liabilities
Short-term bank loans	19,579,975	15,265,739
Accounts payable	3,132,759	1,500,927
Current lease liabilities	1,769,719	2,060,022
Amounts due to related parties	180,727	119,759
OET derivative liability	2,799,588	-
Accrued expenses and other current liabilities	6,689,145	3,167,048
Total current Liabilities	34,151,914	22,113,495

Non-current liabilities
Long-term bank loans	11,754,344	9,446,467

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Deferred tax liabilities	137,840	111,329
Non-current lease liabilities	3,496,749	3,911,466
Warrant liabilities	603,566	-
Total non-current liabilities	15,992,499	13,469,262

Total Liabilities	50,144,413	35,582,757

Shareholders’ Equity
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 shares issued and outstanding as of June 30, 2025; 37,749,381 issued and outstanding as of December 31, 2024)	4,477	3,775
Share subscription receivable	(19,365,936)	-
Additional paid in capital	34,806,601	22,246,969
Retained earnings	(2,640,344)	3,054,350
Accumulated other comprehensive (loss) income	53,002	(2,471,137)
Treasury Stock	(38,754)	-
Total shareholders’ equity	12,819,046	22,833,957
Non-controlling interest	156,169	164,317
Total equity	12,975,215	22,998,274
Total liabilities and shareholders’ equity	63,119,628	58,581,031

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS (UNAUDITED)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30
	2025	2024
Revenue	22,193,432	17,829,745
Cost of sales	11,978,297	10,087,397
Gross profit	10,215,135	7,742,348

COSTS AND OPERATING EXPENSES:
Selling expenses	6,232,888	4,677,865
General and administrative expenses	4,811,121	3,048,387
Research and development expenses	700,373	660,321
Total costs and operating expenses	11,744,382	8,386,573

LOSS FROM OPERATIONS	(1,529,247)	(644,225)

OTHER INCOME
Interest (expense) income, net	(402,491)	(233,927)
Foreign exchange (loss) gain	(2,215,653)	967,140
Other income	282,405	156,079
Unrealized loss on change in fair value of OET derivative liability	(1,884,824)	-
Total other income(loss), net	(4,220,563)	889,292

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	(5,749,811)	245,067
INCOME TAX EXPENSES	77,236	167,450
NET (LOSS) INCOME	(5,827,047)	77,617
Less: net loss attributable to non-controlling interests	-	-
Net (income) loss attributable to the Company’s shareholders	(5,827,047)	77,617

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	2,434,922	(1,245,574)
TOTAL COMPREHENSIVE LOSS	(3,392,125)	(1,167,957)

Weighted average number of shares outstanding, basic and diluted	44,766,003	54,554,395
Earnings per share, basic and diluted	(0.13)	0.01

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Six Months Ended June 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	(1,091,950)	1,420,385

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(121,491)	(1,439,340)
Purchase of intangible assets	(21,996)	(3,942)
Disposal of property and equipment	6,635	-
Purchase of long-term investments	(104,346)	-
Net cash used in investing activities	(241,198)	(1,443,282)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	21,975,236	19,462,348
Repayments of bank borrowings	(18,500,873)	(18,442,533)
Payment of offering costs	(3,223,551)	(1,068,904)
Buy back treasury shares	(38,754)	-
Net cash used in financing activities	212,058	(49,089)

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	2,849,580	(1,003,456)
Net increase in cash and cash equivalents	1,728,490	(1,075,442)
Cash, cash equivalents and restricted cash at the beginning of period	5,302,199	9,305,728
Cash, cash equivalents and restricted cash at the end of period	7,030,689	8,230,286

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	303,125	243,287
Income taxes paid	114,019	293,250
Right of use assets obtained in exchange for operating lease obligations	335,513	-

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